Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

May 21, 2010

Item 3.	News Release

The Company’s news release dated May 21, 2010, was disseminated by Marketwire, Incorporated on May 21, 2010.

Item 4.	Summary of Material Change

The Company announced that it has closed its previously announced non-brokered private placement. As an update to its news releases of March 15, 2010, and April 22, 2010, the Company has issued 4,000,080 Units at a price of Canadian $0.50 per Unit, raising gross proceeds of Canadian $2,000,040.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Joao Manuel, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated May 21, 2010

PETAQUILLA MINERALS LTD.

Per: /s/ Joao Manuel
Joao Manuel
President and Chief Executive Office

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Closes Private Placement Financing

Vancouver, BC – May 21, 2010: Petaquilla Minerals Ltd. (the “Company”) announces that it has closed its previously announced non-brokered private placement. As an update to its news releases of March 15, 2010, and April 22, 2010, the Company has issued 4,000,080 Units at a price of Canadian $0.50 per Unit, raising gross proceeds of Canadian $2,000,040.

Each Unit consists of one common share and one-half of one common share purchase warrant, whereby each full warrant entitles the holder to purchase one additional common share of the Company for a period of two years from closing at an exercise price of Canadian $0.85 per share.

The securities distributed under the private placement are subject to a four-month plus one day hold period expiring on September 22, 2010.

The proceeds from the private placement will be used for repayment of debt, for completion and development of the Company’s Molejon gold project in Panama, for exploration of the Company’s Oro del Norte mineral concession in Panama, and for working capital.

In connection with the closing of the private placement, the Company has paid finders’ fees in the amounts of $100,002 cash and 100,002 warrants, which are also exercisable for a period of two years from closing at a price of Canadian $0.85 per share.

The securities sold have not, nor will they be registered under the United States Securities Act of 1933, as amended or applicable state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of a U.S. person, as such term is defined in Regulation S under the U.S. Securities Act, other than through registration or an applicable exemption from U.S. federal and state registration requirements. This release does not constitute an offer for sale of securities in the United States.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842-square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll-free: 1 (877) 694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.